Exhibit 4.56

Summary of the Rural Partnership Agreement, entered into on May 8, 2023, in connection with Fazenda Avarandado

Parties: A. – A. F. A. S.A., A. – A. F. A. do P. S.A., D. L. S., T. – T. do M. Ltda., as guarantor and landowner, and BrasilAgro – Companhia Brasileira de Propriedades Agrícolas S.A. (“BrasilAgro”), as farming partner (the “Parties”).

Purpose: Agreement among the Parties granting BrasilAgro possession and use of an area of 9,479.65 hectares of Avarandado Farm, located in the Municipality of Ribeiro Gonçalves, in the State of Piauí, for a term of 12 years, with BrasilAgro being entitled to 83% of the agricultural production obtained from the area during the term of the agreement.